Jeffrey D. Buchanan

Executive Vice President,

Chief Financial Officer & Treasurer

February 7, 2013

VIA EDGAR

Rufus Decker, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Smith & Wesson Holding Corporation
Form 10-K for Fiscal Year Ended April 30, 2012
Filed June 28, 2012
Response dated January 29, 2013
File No. 1-31552

Dear Mr. Decker:

The following is in response to your letter dated January 31, 2013 (the “Comment Letter”). Smith & Wesson Holding Corporation (referred to as the “Company,” “we,” “our,” or “us”) hereby submits its response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in the Comment Letter. Our response is indicated below, directly following a restatement of the Staff comment in bold, italicized type. The heading and number of our response coincides with the heading and comment number set forth in the Comment Letter.

Item 15 – Exhibits and Financial Statement Schedules, page 39

Consolidated Financial Statements, page F-1

Note 2 – Significant Accounting Policies, page F-8

General

1.	Comment: We have reviewed your response to prior comment six from our letter dated January 15, 2013. Please also disclose in future filings the types of expenses that you include in the general and administrative expenses line item. Please show us supplementally what your revised disclosure will look like.

Rufus Decker

Company Response: We include payroll and benefits for management and administrative employees; profit sharing and stock compensation expenses; information technology costs; legal and professional fees; depreciation of furniture, fixtures, and computer equipment; reserves for bad debts; and expenses for administrative functions in the general and administrative expenses line item. In our future filings, we will disclose the types of expenses that we include in the general and administrative expenses line item.

Pursuant to your request, we propose to add the following to footnote 2 to the consolidated financial statements:

“General and Administrative Expenses — In the accompanying consolidated financial statements, we included payroll and benefits for management and administrative employees; profit sharing and stock compensation expenses; information technology costs; legal and professional fees; depreciation of furniture, fixtures, and computer equipment; reserves for bad debts; and expenses for administrative functions in general and administrative operating expenses.”

* * * *

In connection with this response, we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings. Furthermore, we acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. Finally, we acknowledge that we do not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this resolves the questions as outlined in your memo. Should you have any further questions, please do not hesitate to contact me.

Sincerely,

/s/ Jeffrey D. Buchanan

Jeffrey D. Buchanan

Executive Vice President, Chief Financial Officer,

and Treasurer